* FOIA Confidential Treatment Request* Confidential Treatment Requested by Versartis, Inc. in connection with Registration Statement on Form S-1 filed on February 18, 2014

Kenneth L. Guernsey

T: +1 415 693 2091

kguernsey@cooley.com

March 3, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler and Mary Mast

RE:	Versartis, Inc.

Registration Statement on Form S-1

Filed February 18, 2014

File No. 333-193997

Confidentially Submitted January 10, 2014

CIK No. 0001513818

Dear Mr. Riedler and Ms. Mast:

On behalf of Versartis, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated February 6, 2014 (the “Comment Letter”) regarding the draft Registration Statement on Form S-1 that was originally confidentially submitted to the Commission on January 10, 2014 and, as subsequently revised, was filed with the Commission on February 18, 2014 (the “Registration Statement”). In this letter, we are responding only to comments number 18 and 19 in the Comment Letter, the text of which we have incorporated into this response letter for convenience. The Company initially responded to comments number 18 and 19 in the Company’s letter dated February 18, 2014.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800   T: (415) 693-2000   F: (415) 693-2222   WWW.COOLEY.COM

* FOIA Confidential Treatment Request* Confidential Treatment Requested by Versartis, Inc. in connection with Registration Statement on Form S-1 filed on February 18, 2014
U.S. Securities and Exchange Commission March 3, 2014 Page Two

available to it. In such an event, we request that you telephone the undersigned at 415-693-2091 rather than rely on the U.S. mail for such notice.

Anticipated Price Range:

The Company expects to include an anticipated price range in an amendment to the Registration Statement that would be filed shortly before the commencement of the road show, which the Company anticipates could commence as soon as [*]. That price range will be subject to then-current market conditions, continuing discussions with the underwriters and any other factors affecting the Company or the proposed offering.

Based in part on information provided by the underwriters, the Company currently estimates that the anticipated offering prices to be reflected on the cover of the Company’s preliminary prospectus, if issued, would be in the range of $[*] to $[*] per share. Please note that the foregoing per-share amounts do not reflect the impact of an anticipated reverse stock split that the Company plans to effect immediately prior to the offering.

Staff Comments and Supplemental Company Responses

Comment:

18.	Please update the table to disclose all equity issuances to date and provide additional narrative as necessary. For example, you disclose in “Outstanding equity awards at December 31, 2013” on page 126 and “Description of Capital Stock-General” on page 144 that options have been granted since September 30, 2013.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800   T: (415) 693-2000   F: (415) 693-2222   WWW.COOLEY.COM

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U.S. Securities and Exchange Commission March 3, 2014 Page Three

Supplemental Company Response:

The Company has advised us that it has granted stock options during the period from January 1, 2012 through the date of this letter as follows:

Grant date	Number of shares underlying stock options granted	Exercise price per share of common stock	Estimated fair value per share of common stock
February 2, 2012	76,535	$0.11	$0.11
May 1, 2012	1,713,930	$0.12	$0.12
December 12, 2012	229,605	$0.14	$0.14
January 23, 2013	2,187,963	$0.14	$0.14
April 26, 2013	317,744	$0.14	$0.14
July 15, 2013	2,085,055	$0.14	$0.14
December 5, 2013	4,667,479	$0.22	$0.22
December 28, 2013	1,898,326	$0.22	$0.22
December 31, 2013	50,000	$0.29	$0.29
February 5, 2014	506,220	$0.63	$0.63
February 19, 2014	5,671,647	$0.71	$0.71*

*The exercise price per share of common stock and the estimated fair value per share of common stock represent the determination by the Company’s board of directors of the estimated fair value of the Company’s common stock as of the date of the grant, taking into consideration various objective and subjective factors, including the conclusions of the most recent independent valuations of the common stock as discussed below. As discussed further below, for the February 19, 2014 grant date, the Company has determined to use the low end of the price range to be set forth on the cover page of its preliminary prospectus as the deemed fair value per share of common stock for financial accounting purposes, including determination of the stock-based compensation expense that will be reflected in the Company’s financial statements. This determination is based on the assumption that the IPO is completed during the first quarter of 2014 and may be revisited if this assumption changes.

Comment:

19.	Please discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price. Please note that we will defer the Company’s evaluation of any stock compensation or beneficial conversion feature issues until an estimated IPO price has been determined.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800   T: (415) 693-2000   F: (415) 693-2222   WWW.COOLEY.COM

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U.S. Securities and Exchange Commission March 3, 2014 Page Four

Supplemental Company Response:

As stated in the Registration Statement, stock-based compensation expense related to stock options granted to employees is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for these purposes and describes and quantifies the significant assumptions used during 2012 and 2013. The Company plans to reevaluate each of these assumptions, and revise them as appropriate, in preparing its financial statements for the first quarter of 2014 and each quarter thereafter.

Stock option grants and common stock valuations

The estimated fair value of the common stock underlying stock options was determined at each grant date by the Company’s board of directors and was supported by periodic independent third-party valuations. The Company’s board of directors intended all options granted to be exercisable at a price per share not less than the per-share fair value of the common stock underlying those options on the date of grant. The valuations of common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. The methodology used by the third-party valuation specialists to determine the fair value of the Company’s common stock included estimating the fair value of the enterprise, subtracting the fair value of debt from this enterprise value, and then allocating this value to all of the equity interests using the option pricing method or the probability weighted expected return method. The assumptions used in the valuation model to determine the estimated fair value of the Company’s common stock as of the grant date of each option are based on numerous objective and subjective factors, combined with management judgment, including the following:

•	progress of research and development activities;

•	the Company’s operating and financial performance, including its levels of available capital resources;

•	the valuation of publicly-traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	rights and preferences of the Company’s common stock compared to the rights and preferences of its other outstanding equity securities;

•	equity market conditions affecting comparable public companies, as reflected in comparable companies’ market multiples, IPO valuations and other metrics;

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800   T: (415) 693-2000   F: (415) 693-2222   WWW.COOLEY.COM

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U.S. Securities and Exchange Commission March 3, 2014 Page Five

•	the achievement of enterprise milestones, including the Company’s progress in clinical studies;

•	the likelihood of achieving a liquidity event for the Company’s common stock, such as an IPO or an acquisition of the Company given prevailing market and biotechnology sector conditions;

•	sales of the Company’s convertible preferred stock in arms-length transactions;

•	the illiquidity of the Company’s securities by virtue of being a private company;

•	business risks; and

•	management and board experience.

Common stock valuation methodologies

The valuations discussed below were performed in accordance with applicable elements of the Practice Aid. The Practice Aid prescribes several valuation approaches for estimating the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its common stock.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, the Company considered the following methods:

•	Option Pricing Method. Under the option pricing method, or OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•	Probability-Weighted Expected Return Method. The probability-weighted expected return method, or PWERM, is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class.

Based on the Company’s early stage of development and other relevant factors, the Company determined that OPM was the most appropriate method for allocating the Company’s enterprise value to determine the estimated fair value of common stock for valuations performed during May 2012 and January 2013. Beginning in December 2013, the Company has used the PWERM methodology to determine the estimated fair value of the Company’s common stock.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800   T: (415) 693-2000   F: (415) 693-2222   WWW.COOLEY.COM

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U.S. Securities and Exchange Commission March 3, 2014 Page Six

Contemporaneous common stock valuations

In determining the estimated fair value of the common stock underlying the stock options granted, the Company’s board of directors considers the most recent contemporaneous independent third-party valuation of the Company’s common stock and an assessment of additional objective and subjective factors it believes to be relevant as of the grant date. The additional factors considered when determining any changes in estimated fair value between the most recent contemporaneous valuation and the grant date include, when applicable, the prices paid in the Company’s recent financing transactions, the Company’s stage of development, the Company’s clinical, operating and financial performance and business and financial market conditions generally and in the biotechnology sector. Each of the stock option grant dates since January 1, 2012 is discussed below.

February 2, 2012. The Company’s board of directors, with the assistance of management, performed a valuation and determined that the estimated fair value of the Company’s common stock on February 2, 2012 was $0.11 per share. The Company’s board of directors determined the events and circumstances occurring since the previous valuation on February 2, 2011 did not indicate a change in fair value of the Company’s common stock. The facts and circumstances considered by the Company’s board of directors included the Company’s continued progress in the Company’s preclinical and clinical product portfolio, but the Company’s board of directors noted that no new substantive scientific data became available to the Company and there were no substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation.

May 1, 2012. The Company received an independent third-party valuation of the Company’s common stock as of February 15, 2012 that indicated that the fair value of the Company’s common stock on that date was $0.12 per share. In this valuation, the Company’s enterprise value was determined using a combination of the research and development expense market multiple and M&A transaction approaches. This value was then allocated using OPM to the securities outstanding based on their liquidation preferences and other rights. The independent valuation specialist used an expected volatility of 75% and an expected time to liquidity event of 2.3 years and applied a 40% discount for lack of marketability due to the company being privately held. Between February 15, 2012 and May 1, 2012, there were no substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation. The Company’s board of directors determined that the estimated fair value of the Company’s common stock had increased to $0.12 per share as of May 1, 2012.

December 12, 2012. The Company’s board of directors, with the assistance of management, performed a valuation and determined that the estimated fair value of the Company’s common stock on December 12, 2012 was $0.14 per share. The Company’s board

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800   T: (415) 693-2000   F: (415) 693-2222   WWW.COOLEY.COM

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of directors assessed many factors in its valuation of the Company’s common stock, including the Company’s completion of a Phase 1a study in adults and the initiation of a Phase 1b study in children in the second half of 2012, the Company’s execution of a Series C convertible preferred stock term sheet in November 2012 at an increased valuation over the Series B convertible preferred stock financing in February 2011 and the dilutive effect to common stock of the pending Series C convertible preferred stock round given the fully participating nature of the Series C convertible preferred stock and the increase in overall liquidation preference. The Company’s board of directors also reviewed prior independent third-party valuations completed contemporaneously with preferred stock financings and determined that the estimated fair value of the Company’s common stock had increased to $0.14 per share as of December 12, 2012.

January 23, 2013. The Company received an independent third-party valuation of its common stock as of January 7, 2013 that indicated that the fair value of the common stock on that date was $0.14 per share. This valuation utilized the OPM “backsolve” method to estimate the Company’s equity value based on the January 2013 Series C convertible preferred stock financing. This equity value was then allocated using OPM to the securities outstanding based on their liquidation preferences and other rights. The independent valuation specialist used an estimated volatility of 90% and an expected time to liquidity event of 1.5 years and applied a 35% discount for lack of marketability due to the Company being privately held. Between January 7, 2013 and January 23, 2013, the Company continued to make progress in the Company’s preclinical and clinical product portfolio, but no new substantive scientific data became available to the Company, nor were there any substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation. The Company’s board of directors determined the estimated fair value of the Company’s common stock to be $0.14 per share as of January 23, 2013.

April 26, 2013. The Company’s board of directors, with the assistance of management, performed a valuation and determined that the estimated fair value of the Company’s common stock on April 26, 2013 remained $0.14 per share. The Company’s board of directors determined that the events and circumstances occurring between the date of the previous independent third-party valuation, January 7, 2013, and April 26, 2013 did not indicate a change in fair value of the Company’s common stock. The facts and circumstances considered by the Company’s board of directors included the Company’s continued progress in the Company’s preclinical and clinical product portfolio, but the Company’s board of directors noted that no new substantive scientific data became available to the Company and there were no substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation.

July 15, 2013. The Company’s board of directors, with the assistance of management, performed a valuation and determined that the estimated fair value of the Company’s common stock on July 15, 2013 remained $0.14 per share. The Company’s board of directors determined the events and circumstances occurring between the date of its previous valuation,

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800   T: (415) 693-2000   F: (415) 693-2222   WWW.COOLEY.COM

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April 26, 2013, and July 15, 2013 did not indicate a change in fair value of the Company’s common stock. In reaching this conclusion, the Company’s board of directors gave principal weight to the fact that no new substantive scientific data became available to the Company, there were no other significant milestones reached in the business and there were no substantive changes in the Company’s financial position or commercial prospects during the relevant period. The board of directors evaluated partial data during this period of the ongoing Phase 1b portion of the Company’s Phase 1b/2a study of VRS-317 in pediatric GHD patients, but concluded that, as these were incomplete results and the Phase 2a portion of the study had not commenced, there was no significant impact to the fair value of the Company’s common stock.

December 5, 2013 and December 28, 2013. The Company received an independent third-party valuation of its common stock as of December 5, 2013 that indicated that the fair value of the common stock on that date was $0.22 per share. In this contemporaneous valuation, the Company used the PWERM methodology to develop a probability-weighted estimate of the value of the Company’s common stock based on an assessment of four possible future scenarios, including an IPO scenario with an estimated probability of 15%; two different sale scenarios based on different potential outcomes related to clinical development programs that were weighted at 35% and 30%, respectively; and a liquidation scenario that was assigned a probability of 20%. The Company applied a discount of 29% to reflect the lack of marketability of the Company’s common stock based on the weighted-average expected time to liquidity. Between July 15, 2013 and December 28, 2013, the Company continued to make progress in its preclinical and clinical product portfolio, including initiating in September 2013 the Phase 2a portion of its Phase 1b/2a study of VRS-317 in pediatric GHD patients, but no new substantive scientific data became available to the Company. In October 2013, the Company entered into an agreement for a $20 million two-tranche Series D convertible preferred stock financing and closed the first $10 million tranche at a per-share price of $0.5625, representing an increased valuation over the Series C convertible preferred stock financing in December 2012. In addition, in November 2013, the Company selected underwriters and commenced preparations for an IPO. The Company’s board of directors determined that the estimated fair value of the Company’s common stock had increased significantly to $0.22 per share as of December 5, 2013 and remained $0.22 per share as of December 28, 2013.

December 31, 2013. The Company received an independent third-party valuation of its common stock as of December 31, 2013 that indicated that the fair value of the common stock on that date was $0.29 per share. In this contemporaneous valuation, the PWERM methodology was used to develop a probability-weighted estimate of the value of the Company’s common stock based on an assessment of four possible future scenarios, including an IPO scenario with an estimated probability of 20%; two different sale scenarios based on different potential outcomes related to clinical development programs that were weighted at 40% and 25%, respectively; and a liquidation scenario that was assigned a probability of 15%. The Company applied a discount of 26% to reflect the lack of marketability of the Company’s common stock based on the weighted-average expected time to liquidity. Although no efficacy data was yet

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800   T: (415) 693-2000   F: (415) 693-2222   WWW.COOLEY.COM

* FOIA Confidential Treatment Request* Confidential Treatment Requested by Versartis, Inc. in connection with Registration Statement on Form S-1 filed on February 18, 2014
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available to the Company from the Phase 2a stage of its Phase 1b/2a study of VRS-317 in pediatric GHD patients, the Company’s board of directors determined that the estimated fair value of the Company’s common stock had increased to $0.29 per share as of December 31, 2013.

February 5, 2014. The Company received an independent third-party valuation of its common stock as of January 30, 2014 that indicated that the fair value of the common stock on that date was $0.63 per share. In this contemporaneous valuation, the Company used the PWERM methodology to develop a probability-weighted estimate of the value of the Company’s common stock based on an assessment of four possible future scenarios, including an IPO scenario with an estimated probability of 45%; two different sale scenarios based on different potential outcomes related to clinical development programs that were weighted at 35% and 10%, respectively; and a liquidation scenario that was assigned a probability of 10%. The Company applied a discount of 21% to reflect the lack of marketability of the Company’s common stock based on the weighted-average expected time to liquidity. Between December 31, 2013 and February 5, 2014, the Company continued to make progress in its preclinical and clinical product portfolio, and in early January 2014 it received the first efficacy data from the Phase 2a stage of its Phase 1b/2a study of VRS-317 in pediatric GHD patients. Although these data were only from a subset of patients and only for one-half of the six-month duration of the study, they were viewed as positive. Based in part on these positive data, the Company proceeded with the initial confidential submission of the Registration Statement on January 10, 2014 and was able to close the second $10 million tranche of its Series D convertible preferred stock financing on February 4, 2014 at a per-share price of $0.7594, representing an increased valuation over the first tranche. This step-up in the per-share price paid by investors had been pre-negotiated in October 2013 between the Company and the investor group, which included a significant new investor, to apply if the Company received satisfactory three-month efficacy data from the Phase 1b/2a study. In light of these developments, the Company’s board of directors determined that the estimated fair value of the Company’s common stock had increased significantly to $0.63 per share as of February 5, 2014.

February 19, 2014. The Company received an independent third-party valuation of its common stock as of February 19, 2014 that indicated that the fair value of the common stock on that date was $0.71 per share. In this contemporaneous valuation, the Company used the PWERM methodology to develop a probability-weighted estimate of the value of the Company’s common stock based on an assessment of four possible future scenarios, including an IPO scenario with an estimated probability of 55%; two different sale scenarios based on different potential outcomes related to clinical development programs that were weighted at 30% and 10%, respectively; and a liquidation scenario that was assigned a probability of 5%. The Company applied a discount of 18% to reflect the lack of marketability of the Company’s common stock based on the weighted-average expected time to liquidity. Between January 30, 2014 and February 19, 2014, the Company continued to make progress in its preclinical and clinical product portfolio, but no new substantive scientific data became available to the Company. On February 14, 2014, the Company entered into an agreement for and closed a $55

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800   T: (415) 693-2000   F: (415) 693-2222   WWW.COOLEY.COM

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million Series E convertible preferred stock financing at a per-share price of $1.128, representing an increased valuation over the Series D convertible preferred stock financing negotiated in October 2013. A majority of the funds raised in this financing were provided by new investors. On February 18, 2014, the Company filed the Registration Statement. The Company’s board of directors determined that the estimated fair value of the Company’s common stock had increased to $0.71 per share as of February 19, 2014.

Factors contributing to differences between grant date estimated fair values and the estimated IPO price

In recognition of the Staff’s interest in understanding the factors affecting the difference between the anticipated offering price and the estimated fair value of common stock in connection with prior stock option grants, the Company is providing the information set forth below.

2012-13 Stock Option Grants. The Company believes the following factors, along with those set forth above with respect to each of the option grant dates through December 31, 2013, more than adequately explain the difference between the grant date estimated fair values of the Company’s common stock on those grant dates and the estimated IPO price.

•	The Company’s receipt in early January 2014 of positive initial efficacy data from the Phase 2a stage of its Phase 1b/2a study of VRS-317 in pediatric GHD patients represented a major inflection point for the Company, its prospects and, therefore, its valuation. The Company’s risk profile was substantially higher before its receipt of these data, and this higher risk profile had a substantial negative effect on investors’ assessments of its value. The effect of this inflection can be seen in the willingness of investors to pay more than twice the price per share for the Company’s Series E convertible preferred stock in February 2014 than the price per share at which its Series D convertible preferred stock was sold just four months earlier. The increase in the Company’s value can also be seen in the more than doubling of the common stock valuation provided by the Company’s independent valuation consultant in the four weeks between December 31, 2013 and January 30, 2014.

•

The estimated IPO price range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of all of the option grant dates described above represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid for the 180-day lockup period following the IPO. This illiquidity accounts for a substantial difference between the estimated fair values of the common stock through December 31, 2013 and the estimated IPO price range. For example, as noted above, the independent valuation of the common

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800   T: (415) 693-2000   F: (415) 693-2222   WWW.COOLEY.COM

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stock as of December 31, 2013 applied a 26% “private company” discount to reflect this lack of liquidity.

•	The estimated price range reflects a remarkable improvement in the relevant market environment since January 1, 2012, including a substantial improvement in the first two months of 2014. This improvement is evidenced by, among other things, the more than 160% increase in the value of the NASDAQ Biotechnology Index from January 1, 2012 through February 28, 2014, which increase occurred almost continuously throughout that 26-month period and which includes a more than 20% increase in the two months since December 31, 2013.

2014 Stock Option Grants. As described above, the per-share exercise prices of the stock options granted on February 5, 2014 and February 19, 2014 were supported by contemporaneous independent valuations of the underlying common stock and bear a reasonable relationship to the prices paid by arms-length purchasers of convertible preferred stock in substantially contemporaneous financing transactions. Accordingly, the Company and its board of directors consider these prices to represent bona fide estimates of the fair value of the common stock as of the respective grant dates. Notwithstanding this view, in the interest of prudence and solely for financial accounting purposes, the Company has determined that with respect to the stock options granted on February 19, 2014 and any others that may be granted prior to the IPO, it will use the low end of the price range to be set forth on the cover page of its preliminary prospectus as the deemed fair value per share of common stock. This determination is based on the assumption that the IPO is completed during the first quarter of 2014 and may be revisited if this assumption changes.

Beneficial Conversion Feature. For similar reasons, the Company has also concluded, solely for financial accounting purposes, that a beneficial conversion feature exists for the Series E convertible preferred stock issued on February 14, 2014. The Company intends to calculate and report the impact of such beneficial conversion feature when it publishes its first quarter 2014 results. The Company will also reflect the expected impact of such beneficial conversion feature in the applicable pro forma disclosures in the Registration Statement based on a deemed fair value equal to the low end of the IPO price range. While the Company believes bona fide estimates of the fair value of the Series E convertible preferred stock were established in connection with the financing given substantial new investor participation, the Company believes that the above-stated conclusions with respect to recent option grants should also be applied in evaluating the impact of the beneficial conversion feature underlying the Series E convertible preferred stock for financial accounting purposes. This determination is based on the assumption that the IPO is completed during the first quarter of 2014 and may be revisited if this assumption changes.

Anticipated Stock Option Grants. The Company presently anticipates granting stock options to its independent directors and possibly other optionees substantially concurrently with the IPO. With respect to these stock options, the Company intends to use the price to the public

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800   T: (415) 693-2000   F: (415) 693-2222   WWW.COOLEY.COM

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in the IPO as the deemed fair value per share of common stock for financial accounting purposes.

Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

Understandings:

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 415-693-2091 or Michael E. Tenta of Cooley LLP at 650-843-5636 with any questions or further comments regarding this matter.

Sincerely,

/s/ Kenneth L. Guernsey

Kenneth L. Guernsey

cc:	Jeffrey L. Cleland, Ph.D., Versartis, Inc.

Joshua T. Brumm, Versartis, Inc.

Deepak Bhandarkar, PricewaterhouseCoopers LLP

Bruce K. Dallas, Davis Polk & Wardwell LLP

Michael E. Tenta, Cooley LLP

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

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